Exhibit 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	Notes	2018	2017	2018	2017
CONTINUING OPERATIONS
Revenues	3	1,311	1,280	2,690	2,611
Operating expenses	6	(964)	(899)	(1,916)	(1,810)
Depreciation		(29)	(34)	(59)	(62)
Amortization of computer software		(100)	(93)	(198)	(189)
Amortization of other identifiable intangible assets		(28)	(35)	(57)	(70)
Other operating gains (losses), net	7	14	(1)	12	12
Operating profit		204	218	472	492
Finance costs, net:
Net interest expense	8	(81)	(89)	(159)	(181)
Other finance income (costs)	8	14	(60)	21	(88)
Income before tax and equity method investments		137	69	334	223
Share of post-tax earnings (losses) in equity method investments		2	(7)	4	(5)
Tax benefit (expense)	9	3	(15)	(24)	(26)
Earnings from continuing operations		142	47	314	192
Earnings from discontinued operations, net of tax	10	515	159	32	328
Net earnings		657	206	346	520
Earnings attributable to:
Common shareholders		625	192	286	489
Non-controlling interests		32	14	60	31

Earnings (loss) per share:	11
Basic and diluted earnings (loss) per share:
From continuing operations		$0.20	$0.07	$0.44	$0.26
From discontinued operations		0.68	0.20	(0.04)	0.41
Basic and diluted earnings (loss) per share		$0.88	$0.27	$0.40	$0.67

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2018	2017	2018	2017
Net earnings		657	206	346	520

Other comprehensive (loss) income:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	8	28	(37)	68	(44)
Cash flow hedges adjustments to equity		(30)	22	(58)	31
Foreign currency translation adjustments to equity		(360)	251	(201)	384
		(362)	236	(191)	371
Items that will not be reclassified to net earnings:
Remeasurement on defined benefit pension plans		65	16	111	20
Related tax expense on remeasurement on defined benefit pension plans		(15)	(6)	(27)	(11)
		50	10	84	9
Other comprehensive (loss) income		(312)	246	(107)	380
Total comprehensive income		345	452	239	900

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		74	69	223	233
Discontinued operations		239	369	(44)	636
Non-controlling interests - discontinued operations		32	14	60	31
Total comprehensive income		345	452	239	900

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		June 30,	December 31,
(millions of U.S. dollars)	Notes	2018	2017
Cash and cash equivalents	12	879	874
Trade and other receivables		856	1,457
Other financial assets	12	48	98
Prepaid expenses and other current assets		380	548
Current assets excluding assets held for sale		2,163	2,977
Assets held for sale	10	14,445	-
Current assets		16,608	2,977
Computer hardware and other property, net		502	921
Computer software, net		910	1,458
Other identifiable intangible assets, net		3,298	5,315
Goodwill		4,984	15,042
Other financial assets	12	40	83
Other non-current assets	13	586	605
Deferred tax		47	79
Total assets		26,975	26,480

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	12	2,595	1,644
Payables, accruals and provisions	14	1,037	2,086
Deferred revenue		781	937
Other financial liabilities	12	1,106	129
Current liabilities excluding liabilities associated with assets held for sale		5,519	4,796
Liabilities associated with assets held for sale		1,657	-
Current liabilities		7,176	4,796
Long-term indebtedness	12	4,936	5,382
Provisions and other non-current liabilities	15	1,204	1,740
Other financial liabilities	12	211	279
Deferred tax		1,285	708
Total liabilities		14,812	12,905

Equity
Capital	16	9,132	9,549
Retained earnings		6,375	7,201
Accumulated other comprehensive loss		(3,864)	(3,673)
Total shareholders’ equity		11,643	13,077
Non-controlling interests		520	498
Total equity		12,163	13,575
Total liabilities and equity		26,975	26,480
Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2018	2017	2018	2017
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		142	47	314	192
Adjustments for:
Depreciation		29	34	59	62
Amortization of computer software		100	93	198	189
Amortization of other identifiable intangible assets		28	35	57	70
Deferred tax		(30)	(16)	(25)	(12)
Other	17	11	151	58	211
Pension contribution		-	-	-	(500)
Changes in working capital and other items	17	72	46	(100)	(219)
Operating cash flows from continuing operations		352	390	561	(7)
Operating cash flows from discontinued operations		451	444	661	473
Net cash provided by operating activities		803	834	1,222	466
INVESTING ACTIVITIES
Acquisitions, net of cash acquired		(1)	(5)	(28)	(5)
Proceeds from disposals of businesses and investments		-	-	-	10
Capital expenditures		(131)	(124)	(310)	(232)
Proceeds from disposals of property and equipment		27	-	27	-
Other investing activities		18	9	18	15
Investing cash flows from continuing operations		(87)	(120)	(293)	(212)
Investing cash flows from discontinued operations		(138)	(100)	(246)	(383)
Net cash used in investing activities		(225)	(220)	(539)	(595)
FINANCING ACTIVITIES
Proceeds from debt	12	-	-	1,370	-
Repayments of debt	12	(870)	-	(870)	(550)
Net borrowings (repayments) under short-term loan facilities	12	1,313	(105)	61	150
Repurchases of common shares	16	(359)	(294)	(359)	(578)
Dividends paid on preference shares		-	-	(1)	(1)
Dividends paid on common shares	16	(239)	(241)	(475)	(483)
Other financing activities		1	11	1	16
Financing cash flows from continuing operations		(154)	(629)	(273)	(1,446)
Financing cash flows from discontinued operations		(24)	(22)	(35)	(31)
Net cash used in financing activities		(178)	(651)	(308)	(1,477)
Increase (decrease) in cash and bank overdrafts		400	(37)	375	(1,606)
Translation adjustments		(13)	3	(12)	5
Cash and bank overdrafts at beginning of period		844	800	868	2,367
Cash and bank overdrafts at end of period		1,231	766	1,231	766
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		879	771	879	771
Cash and cash equivalents in assets held for sale	10	356	-	356	-
Bank overdrafts		(4)	(5)	(4)	(5)
		1,231	766	1,231	766
Supplemental cash flow information is provided in note 17.
Interest paid		(114)	(96)	(142)	(165)
Income taxes (paid) received	17	(33)	6	(95)	(56)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2017	9,306	243	9,549	7,201	16	(3,689)	(3,673)	13,077	498	13,575
Impact of IFRS 15 adoption (see note 1)	-	-	-	172	-	-	-	172	-	172
Balance after IFRS 15 adoption	9,306	243	9,549	7,373	16	(3,689)	(3,673)	13,249	498	13,747
Net earnings	-	-	-	286	-	-	-	286	60	346
Other comprehensive income (loss)	-	-	-	84	10	(201)	(191)	(107)	-	(107)
Total comprehensive income (loss)	-	-	-	370	10	(201)	(191)	179	60	239
Change in ownership interest of subsidiary	-	-	-	27	-	-	-	27	(3)	24
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(35)	(35)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(490)	-	-	-	(490)	-	(490)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	15	-	15	-	-	-	-	15	-	15
Repurchases of common shares	(123)	-	(123)	(250)	-	-	-	(373)	-	(373)
Pre-defined share repurchase plan	(313)	-	(313)	(654)	-	-	-	(967)	-	(967)
Stock compensation plans	88	(84)	4	-	-	-	-	4	-	4
Balance, June 30, 2018	8,973	159	9,132	6,375	26	(3,890)	(3,864)	11,643	520	12,163

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2016	9,393	196	9,589	7,477	32	(4,325)	(4,293)	12,773	483	13,256
Impact of IFRS 2 amendments	-	152	152	-	-	-	-	152	-	152
Balance after IFRS 2 amendments	9,393	348	9,741	7,477	32	(4,325)	(4,293)	12,925	483	13,408
Net earnings	-	-	-	489	-	-	-	489	31	520
Other comprehensive income (loss)	-	-	-	9	(13)	384	371	380	-	380
Total comprehensive income (loss)	-	-	-	498	(13)	384	371	869	31	900
Change in ownership interest of subsidiary	-	-	-	13	-	-	-	13	11	24
Distributions to non- controlling interests	-	-	-	-	-	-	-	-	(31)	(31)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(500)	-	-	-	(500)	-	(500)
Shares issued under DRIP	17	-	17	-	-	-	-	17	-	17
Repurchases of common shares	(177)	-	(177)	(414)	-	-	-	(591)	-	(591)
Pre-defined share repurchase plan	(32)	-	(32)	(83)	-	-	-	(115)	-	(115)
Stock compensation plans	126	(104)	22	-	-	-	-	22	-	22
Balance, June 30, 2017	9,327	244	9,571	6,990	19	(3,941)	(3,922)	12,639	494	13,133

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major source of news and information for professional markets.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2017, except as described below. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 3 of the interim financial statements and in note 2 of the consolidated financial statements for the year ended December 31, 2017. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017, which are included in the Company’s 2017 annual report.

On January 30, 2018, the Company signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, the Company will sell a 55% majority stake in its Financial & Risk business and will retain a 45% interest in the business. Beginning with the three-month period ended March 31, 2018, the Financial & Risk business was reported as a discontinued operation.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Prior-year period amounts have been reclassified to reflect the current presentation.

Changes in accounting policy

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The Company made the following changes as a consequence of adopting IFRS 15:

●	Revenue for certain term licenses of intellectual property is recognized at the time control is transferred to the customer, rather than over the license term.
●	Certain contingent payouts are recognized as a reduction of revenue, rather than as expense.
●	Additional commission expense for sales employees is deferred and a substantial portion of these deferrals will be amortized over three years.

The Company adopted IFRS 15 using the modified retrospective method. Accordingly, the cumulative effect of adoption of $172 million was recognized as an adjustment to the opening balance of retained earnings at January 1, 2018 to reflect an increase in total assets of $150 million due to the deferral of additional commission expense for sales employees and a decrease in total liabilities of $22 million primarily related to adjustments to deferred revenue. Comparative information was not restated.

IFRS 15 did not have a material impact on the consolidated income statement and no impact on cash flows for the three and six months ended June 30, 2018. In the consolidated statement of financial position, total assets increased $160 million and total liabilities decreased $25 million at June 30, 2018, compared to December 31, 2017. Of these amounts, $90 million of the increase in total assets and the entire decrease in total liabilities related to continuing operations. Refer to Note 3 for the Company’s accounting policies, critical judgments and disclosures under IFRS 15.

Effective January 1, 2018, the Company also adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for classification and measurement, impairment and hedge accounting. The Company adopted IFRS 9 using the retrospective method and, as permitted by the standard, elected not to reclassify prior-year period amounts. IFRS 9 did not have a material impact on the consolidated income statement and cash flow for the three and six months ended June 30, 2018 and financial position for the six months ended June 30, 2018.

Note 2: Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are effective for accounting periods beginning on or after January 1, 2018. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2019:

IFRS 16	Leases

IFRS 16 introduces a single lease accounting model, eliminating the existing distinction between operating and finance leases for lessees. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. The Company is reviewing its lease portfolio to evaluate the impact of the standard and is considering changes to its processes and internal controls, including the implementation of a new lease accounting system in 2018. The Company will adopt the standard using the modified retrospective method. As such, the cumulative effect of adoption will be recognized as an adjustment to the opening balance of retained earnings. Prior-year period amounts will not be adjusted. While the assessment of the adoption impact is ongoing, the Company preliminarily expects that IFRS 16 will result in a material increase to assets and liabilities. For reference, the Company’s future aggregate minimum lease payments under non-cancellable operating leases were approximately $1.3 billion at December 31, 2017 (see note 28 to the consolidated financial statements for the year then ended). Of this amount, the Company estimates that approximately $400 million relates to the continuing operations of the business. While the Company also expects a material impact from the reclassification of lease expense from operating expenses to depreciation and interest expense, it does not expect a material impact to net earnings. There will be no impact on consolidated cash flows, however, cash flows from operating activities will increase as cash payments from the principal portion of lease obligations will be reclassified to cash flows from financing activities.

IFRIC 23	Uncertainty over Income Tax Treatments

IFRIC 23 adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. The Company is assessing the impact of IFRIC 23 on its consolidated financial statements.

Note 3: Revenues

Significant accounting policies

Effective January 1, 2018, revenue is recognized when control of the Company’s products or services is transferred to customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled. Such consideration is net of estimated returns, discounts, value-added and other sales taxes.

The Company derives its revenue from selling information, software and services. Revenue is generally recognized as follows:

Recurring revenues

Recurring revenue is generally recognized on a ratable basis over the contract term.

Recurring revenues primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. These products are generally provided under subscription arrangements, which most customers renew at the end of each subscription term. The majority of subscription arrangements have multiple year terms that range from one to five years. Recurring revenues also include fees from software maintenance arrangements that are recognized over the maintenance period. Arrangements may be billed in advance or in arrears.

Transactions revenues

Transactions revenues are recognized primarily at a point in time and based on their type, as follows:

●	Volume-based fees related to online searches are recognized based on usage;
●	Fees from software licenses with no future obligations are recognized at the point of delivery; and
●	Professional fees from service and consulting arrangements are recognized as services are performed, generally based on hours incurred, reflecting the continuous transfer of control to the customer.

Transactions revenues may be billed in advance or in arrears.

Print revenues

Print revenues are generally recognized at the point of shipment.

Print revenue consists of fees for content that is delivered in traditional paper format rather than online. Revenue is generally billed at shipment.

The Company also considers the following when recognizing revenue:

Multiple performance obligations

Certain customer contracts include multiple products and services, which are accounted for as separate performance obligations when they are distinct. A product or service is distinct if a customer can benefit from it either on its own or with other readily available resources, and the promise to transfer the good or service is separately identifiable in the contract. The transaction price is allocated to the separate performance obligations based on the relative standalone selling price.

A series of distinct goods or services is accounted for as a single performance obligation if the items in the series are substantially the same, have the same pattern of transfer and: (1) each distinct item in the series represents a performance obligation that would be satisfied over time, and (2) the measure to satisfy the performance obligation for each distinct item in the series is the same.

Certain arrangements include installation or implementation services. If these services are distinct, consideration is allocated to them and they are recognized as services are performed and included as transaction revenues. If the services are not distinct, they are recognized as part of the related subscription arrangement or as part of the related software license, as applicable.

Sales involving third parties

Revenue from sales of third party content or services delivered on the Company’s platforms is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is a principal to the transaction.

Deferred revenue

Deferred revenue is recorded when cash payments are received or due in advance of the transfer of the related products or services.

Contract costs

Incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be longer than one year, and amortized on a straight-line basis over the period that the product or service is transferred to the customer. Incremental costs include sales commissions to direct sales people as well as to account executives and sales management. Sales commissions on new customer contracts are generally paid at significantly higher rates than renewals. As such:

●

Assets related to new customer contracts are amortized over three years, which may anticipate renewal periods, as management estimates that this corresponds to the period over which a customer benefits from existing technology in the underlying product or service; and

●	Assets related to renewal customer contracts are amortized over the term of the contract if they are commensurate with previous renewals commissions.

The Company recognizes the following assets, “Deferred commissions” short-term, included within “Prepaid expenses and other current assets” and “Deferred commissions” long-term, included within “Other non-current assets” in the consolidated statement of financial position for costs to obtain a contract.

The Company applied the practical expedient in IFRS 15 to recognize the incremental cost of obtaining a contract as an expense when incurred, if the amortization period is one year or less.

Critical judgments in applying accounting policies

Management exercises significant judgment to determine the following when applying the accounting policy:

●	whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together
¡	In making the determination, management considers, for example, whether the Company regularly sells a good or service separately, or whether the goods or services are highly interrelated.
●	the standalone selling price (SSP) for each distinct performance obligation
¡

The Company typically has more than one SSP for individual products and services due to the stratification of its offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of its contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract.

●	the period over which to amortize assets arising from incremental costs of obtaining a contract
¡

As management estimates that period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments from continuing operations for the three and six months ended June 30, 2018 and 2017 (see note 4).

Revenues by type	Legal		Tax & Accounting		Reuters News		Total
Three months ended June 30,	2018	2017	2018	2017	2018	2017	2018	2017
Recurring	640	613	277	269	64	62	981	944
Transactions	79	77	70	70	8	12	157	159
Print	163	168	12	11	-	-	175	179
Eliminations	-	-	-	-	-	-	(2)	(2)
Total	882	858	359	350	72	74	1,311	1,280

Revenues by type	Legal		Tax & Accounting		Reuters News		Total
Six months ended June 30,	2018	2017	2018	2017	2018	2017	2018	2017
Recurring	1,277	1,217	587	557	126	125	1,990	1,899
Transactions	155	154	184	185	18	23	357	362
Print	322	328	25	25	-	-	347	353
Eliminations	-	-	-	-	-	-	(4)	(3)
Total	1,754	1,699	796	767	144	148	2,690	2,611

Revenues by geography (country of destination)	Legal		Tax & Accounting		Reuters News		Total
Three months ended June 30,	2018	2017	2018	2017	2018	2017	2018	2017
U.S.	697	670	281	277	19	18	997	965
Canada (country of domicile)	32	37	10	10	1	1	43	48
Other	13	15	37	38	2	2	52	55
Americas (North America, Latin America, South America)	742	722	328	325	22	21	1,092	1,068

U.K.	84	82	16	11	7	7	107	100
Other	24	18	5	3	28	29	57	50
EMEA (Europe, Middle East and Africa)	108	100	21	14	35	36	164	150

Asia Pacific	32	36	10	11	15	17	57	64
Eliminations	-	-	-	-	-	-	(2)	(2)
Total	882	858	359	350	72	74	1,311	1,280

Revenues by geography (country of destination)	Legal		Tax & Accounting		Reuters News		Total
Six months ended June 30,	2018	2017	2018	2017	2018	2017	2018	2017
U.S.	1,386	1,340	641	625	37	37	2,064	2,002
Canada (country of domicile)	61	69	22	20	1	1	84	90
Other	23	30	76	73	4	4	103	107
Americas (North America, Latin America, South America)	1,470	1,439	739	718	42	42	2,251	2,199

U.K.	166	156	29	21	14	14	209	191
Other	52	34	9	8	58	56	119	98
EMEA (Europe, Middle East and Africa)	218	190	38	29	72	70	328	289

Asia Pacific	66	70	19	20	30	36	115	126
Eliminations	-	-	-	-	-	-	(4)	(3)
Total	1,754	1,699	796	767	144	148	2,690	2,611

See note 10 for disaggregated revenues from discontinued operations.

Note 4: Segment Information

The Company’s continuing business is organized as three reportable segments reflecting how the businesses are managed: Legal, Tax & Accounting, and Reuters News. Beginning in the first quarter of 2018, Reuters News became a reportable segment. Reuters News was previously an operating segment included within a Corporate and Other category. The accounting policies applied by the segments are the same as those applied by the Company.

Effective January 1, 2018, the operating results of Financial & Risk are reported as a discontinued operation, except for the Regulatory Intelligence and Compliance Learning businesses that the Company will retain after the closing of the proposed transaction and is now reported as part of the Legal segment. The Company’s Chief Executive Officer continues to act as the chief operating decision maker (CODM) for the Financial & Risk business due to its significance to the Company. See note 10 for financial information regarding the Financial & Risk business.

The reportable segments offer products and services to target markets as described below.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Reuters News

The Reuters News segment is a provider of real-time, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

The Company also reports “Corporate”, which includes expenses for corporate functions and does not qualify for segment reporting.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues
Legal	882	858	1,754	1,699
Tax & Accounting	359	350	796	767
Reuters News	72	74	144	148
Eliminations	(2)	(2)	(4)	(3)
Consolidated revenues	1,311	1,280	2,690	2,611

Adjusted EBITDA
Legal	321	325	640	639
Tax & Accounting	91	103	238	244
Reuters News	8	9	16	22
Corporate	(72)	(57)	(116)	(110)
Adjusted EBITDA	348	380	778	795
Fair value adjustments (see note 6)	(1)	1	(4)	6
Depreciation	(29)	(34)	(59)	(62)
Amortization of computer software	(100)	(93)	(198)	(189)
Amortization of other identifiable intangible assets	(28)	(35)	(57)	(70)
Other operating gains (losses), net	14	(1)	12	12
Consolidated operating profit	204	218	472	492
Net interest expense	(81)	(89)	(159)	(181)
Other finance income (costs)	14	(60)	21	(88)
Share of post-tax earnings (losses) in equity method investments	2	(7)	4	(5)
Tax benefit (expense)	3	(15)	(24)	(26)
Earnings from continuing operations	142	47	314	192

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate.

Note 5: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, the performance of the Tax & Accounting segment from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of the Company’s operating profit may also be impacted by the timing of corporate costs incurred in connection with the repositioning of the business following the sale of a 55% majority stake in the Financial & Risk business.

Note 6: Operating Expenses

The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Salaries, commissions and allowances	592	550	1,178	1,105
Share-based payments	14	13	23	28
Post-employment benefits	34	39	72	78
Total staff costs	640	602	1,273	1,211
Goods and services(1)	229	196	463	414
Data	59	55	112	105
Telecommunications	9	9	14	17
Real estate	26	38	50	69
Fair value adjustments(2)	1	(1)	4	(6)
Total operating expenses	964	899	1,916	1,810

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 7: Other Operating Gains (Losses), Net

Other operating gains (losses), net, were $14 million and $(1) million for the three months ended June 30, 2018 and 2017, respectively, and $12 million in both the six months ended June 30, 2018 and 2017. The three and six months ended June 30, 2018 included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 19). The six months ended June 30, 2017 included gains on investments.

Note 8: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Interest expense:
Debt	74	81	144	162
Derivative financial instruments - hedging activities	2	1	3	3
Other, net	1	-	2	4
Fair value losses (gains) on financial instruments:
Cash flow hedges, transfer from equity	28	(37)	68	(44)
Net foreign exchange (gains) losses on debt	(28)	37	(68)	44
Net interest expense - debt and other	77	82	149	169
Net interest expense - pension and other post-employment benefit plans	7	8	14	15
Interest income	(3)	(1)	(4)	(3)
Net interest expense	81	89	159	181

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net (gains) losses due to changes in foreign currency exchange rates	(5)	42	(18)	63
Net (gains) losses on derivative instruments	(9)	18	(3)	25
Other finance (income) costs	(14)	60	(21)	88

Net (gains) losses due to changes in foreign currency exchange rates

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net (gains) losses on derivative instruments

Net (gains) losses on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 9: Taxation

Tax (benefit) expense was $(3) million and $15 million for the three months ended June 30, 2018 and 2017, respectively, and $24 million and $26 million for the six months ended June 30, 2018 and 2017, respectively. The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 10: Discontinued Operations

On January 30, 2018, the Company signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. As part of the transaction, the Company will sell a 55% majority stake in its Financial & Risk business and will retain a 45% interest in the business. The Company expects to receive approximately $17.0 billion in gross proceeds at closing (subject to purchase price adjustments). The transaction is expected to close early in the fourth quarter of 2018 and is subject to specified antitrust/competition and financial regulatory approvals and other customary closing conditions. Substantially all required regulatory approvals have been received. The Company expects to record a pre-tax gain on the transaction at the time of closing.

The results of Financial & Risk are reported as discontinued operations in the consolidated financial statements for all periods presented.

Earnings from discontinued operations are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues	1,553	1,501	3,136	2,986
Expenses	(1,022)	(1,352)	(2,220)	(2,671)
Earnings from discontinued operations before income tax	531	149	916	315
Tax (expense) benefit(1)	(16)	10	(884)	13
Earnings from discontinued operations, net of tax	515	159	32	328

Adjusted EBITDA (Financial & Risk)	472	458	998	919
Fair value adjustments	83	(54)	65	(124)
Depreciation	-	(43)	(14)	(87)
Amortization of computer software	-	(75)	(30)	(159)
Amortization of other identifiable intangible assets	-	(85)	(28)	(169)
Other operating losses, net	(19)	(20)	(60)	(29)
Net interest expense	(2)	(6)	(6)	(7)
Other finance income (costs)	5	(31)	-	(30)
Intellectual Property & Science (loss) earnings from discontinued operations	(8)	5	(9)	1
Earnings from discontinued operations before income tax	531	149	916	315

(1)

The three months and six months ended June 30, 2018 reflected a $32 million deferred tax benefit and an $812 million deferred tax charge, respectively, associated with the proposed sale of a 55% interest in the Financial & Risk business. These deferred taxes were not required before 2018 as the business was not considered held for sale until January 2018. The benefit in the three-month period represented a revision to an estimate recorded in the first quarter. The current and deferred tax consequences of the divestiture could vary significantly depending on the ultimate structure of the transaction.

The assets and liabilities classified as held for sale in the consolidated statement of financial position are as follows:

June 30,
2018
Cash and cash equivalents(1)	356
Trade and other receivables	643
Other financial assets	12
Prepaid expenses and other current assets	272
Computer hardware and other property, net	436
Computer software, net	724
Other identifiable intangible assets, net	1,922
Goodwill	9,923
Other assets	140
Deferred tax	17
Total assets held for sale	14,445

Current indebtedness	1
Payables, accruals and provisions	762
Deferred revenue	193
Other financial liabilities	14
Provisions and other liabilities	422
Deferred tax	265
Total liabilities associated with assets held for sale	1,657

(1)

Includes cash and cash equivalents of $109 million, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Relative to assets held for sale, foreign currency translation adjustments recorded within accumulated other comprehensive loss in the consolidated statement of financial position were losses of approximately $2.5 billion to $3.1 billion at June 30, 2018.

The following tables disaggregate revenues by type and geography for the Financial & Risk segment for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30,		Six months ended June 30,
Revenues by type (Financial & Risk)	2018	2017	2018	2017
Recurring	1,314	1,277	2,645	2,547
Transactions	239	224	491	439
Total	1,553	1,501	3,136	2,986

Revenues by geography (Financial & Risk)	Three months ended June 30,		Six months ended June 30,
(country of destination)	2018	2017	2018	2017
U.S.	568	562	1,149	1,128
Canada (country of domicile)	34	33	67	64
Other	26	25	53	51
Americas (North America, Latin America, South America)	628	620	1,269	1,243

U.K.	232	216	472	423
Other	398	376	806	747
EMEA (Europe, Middle East and Africa)	630	592	1,278	1,170

Asia Pacific	295	289	589	573
Total	1,553	1,501	3,136	2,986

Note 11: Earnings Per Share

Basic earnings per share was calculated by dividing (loss) earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings (loss) per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Earnings attributable to common shareholders	625	192	286	489
Less: Dividends declared on preference shares	-	-	(1)	(1)
Earnings used in consolidated earnings per share	625	192	285	488
Less: Earnings from discontinued operations, net of tax	(515)	(159)	(32)	(328)
Remove: Non-controlling interests from discontinued operations	32	14	60	31
Earnings used in earnings per share from continuing operations	142	47	313	191

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Weighted-average number of common shares outstanding	708,974,582	720,301,646	709,448,598	723,395,550
Weighted-average number of vested DSUs	699,588	708,311	767,352	692,636
Basic	709,674,170	721,009,957	710,215,950	724,088,186
Effect of stock options and TRSUs	421,224	1,494,152	581,482	1,321,292
Diluted	710,095,394	722,504,109	710,797,432	725,409,478

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

June 30, 2018(1)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging	Total
Cash and cash equivalents	312	567	-	-	879
Trade and other receivables	856	-	-	-	856
Other financial assets - current	41	7	-	-	48
Other financial assets - non-current	17	-	23	-	40
Current indebtedness	(2,595)	-	-	-	(2,595)
Trade payables (see note 14)	(138)	-	-	-	(138)
Accruals (see note 14)	(723)	-	-	-	(723)
Other financial liabilities - current(2)	(1,009)	(3)	-	(94)	(1,106)
Long-term indebtedness	(4,936)	-	-	-	(4,936)
Other financial liabilities - non current	-	-	-	(211)	(211)
Total	(8,175)	571	23	(305)	(7,886)

(1)	Current presentation reflects the adoption of IFRS 9, Financial Instruments, effective January 1, 2018.

(2)

Includes a commitment to repurchase up to $967 million of shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 16.

December 31, 2017	Cash, Trade and Other Receivables	Assets/ (Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	874	-	-	-	-	874
Trade and other receivables	1,457	-	-	-	-	1,457
Other financial assets - current	78	20	-	-	-	98
Other financial assets - non-current	49	1	-	33	-	83
Current indebtedness	-	-	-	-	(1,644)	(1,644)
Trade payables (see note 14)	-	-	-	-	(307)	(307)
Accruals (see note 14)	-	-	-	-	(1,477)	(1,477)
Other financial liabilities - current	-	(49)	-	-	(80)	(129)
Long-term indebtedness	-	-	-	-	(5,382)	(5,382)
Other financial liabilities - non current	-	(31)	(246)	-	(2)	(279)
Total	2,458	(59)	(246)	33	(8,892)	(6,706)

Cash and cash equivalents

Of total cash and cash equivalents, $20 million and $126 million at June 30, 2018 and December 31, 2017, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Long-term debt activity

The Company repaid the following notes in the six months ended June 30, 2017:

Month/Year	Transaction	Principal Amount (in millions)
Notes repaid
February 2017	1.30% Notes, due 2017	US$550

Commercial paper

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. At June 30, 2018, current indebtedness included $1,711 million of outstanding commercial paper within the consolidated statement of financial position.

Credit facilities

The Company has two credit facilities available.

●

The $2.4 billion credit facility matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for its commercial paper programs). In the six-month period ended June 30, 2018, the Company borrowed and repaid $370 million under this credit facility. There were no borrowings under this credit facility at June 30, 2018. Based on the Company’s current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points.

●

The $1.5 billion credit facility is comprised of a $0.5 billion term loan facility and a $1.0 billion revolving credit facility, that expires on November 21, 2018. The Company had no borrowings under the term loan facility, which was available to fund acquisitions up to June 30, 2018. In the six-month period ended June 30, 2018, the Company borrowed $1.0 billion and repaid $0.5 billion under this credit facility. The revolving credit facility may be used for general corporate purposes up to the expiration date. The cost of borrowing was priced at LIBOR plus 87.5 basis points.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
June 30, 2018	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	5	-	5	-
Commercial paper	1,711	-	1,713	-
Credit facilities	497	-	500	-
C$500, 3.369% Notes, due 2019	380	94	383	94
C$750, 4.35% Notes, due 2020	569	153	590	153
C$550, 3.309% Notes, due 2021	417	58	423	58
$500, 4.70% Notes, due 2019	499	-	509	-
$350, 3.95% Notes, due 2021	349	-	352	-
$600, 4.30% Notes, due 2023	596	-	610	-
$450, 3.85% Notes, due 2024	447	-	442	-
$500, 3.35% Notes, due 2026	495	-	460	-
$350, 4.50% Notes, due 2043	341	-	321	-
$350, 5.65% Notes, due 2043	341	-	374	-
$400, 5.50% Debentures, due 2035	394	-	416	-
$500, 5.85% Debentures, due 2040	490	-	543	-
Total	7,531	305	7,641	305
Current portion	2,595	94
Long-term portion	4,936	211

	Carrying Amount		Fair Value
December 31, 2017	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	4	-	7	-
Commercial paper	1,637	-	1,641	-
C$500, 3.369% Notes, due 2019	398	75	405	75
C$750, 4.35% Notes, due 2020	597	128	629	128
C$550, 3.309% Notes, due 2021	437	43	450	43
$500, 4.70% Notes, due 2019	499	-	519	-
$350, 3.95% Notes, due 2021	349	-	361	-
$600, 4.30% Notes, due 2023	597	-	634	-
$450, 3.85% Notes, due 2024	447	-	459	-
$500, 3.35% Notes, due 2026	495	-	497	-
$350, 4.50% Notes, due 2043	341	-	361	-
$350, 5.65% Notes, due 2043	341	-	420	-
$400, 5.50% Debentures, due 2035	394	-	459	-
$500, 5.85% Debentures, due 2040	490	-	607	-
Total	7,026	246	7,449	246
Current portion	1,644	-
Long-term portion	5,382	246

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

June 30, 2018(1)				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	567	-	567
Forward exchange contracts(2)	-	7	-	7
Financial assets at fair value through earnings	-	574	-	574
Financial assets at fair value through other comprehensive income(3)	6	17	-	23
Total assets	6	591	-	597

Liabilities
Forward exchange contracts(2)	-	(3)	-	(3)
Financial liabilities at fair value through earnings	-	(3)	-	(3)
Derivatives used for hedging(4)	-	(305)	-	(305)
Total liabilities	-	(308)	-	(308)

December 31, 2017				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(5)	-	12	-	12
Forward exchange contracts(2)	-	9	-	9
Financial assets at fair value through earnings	-	21	-	21
Available for sale investments(3)	7	26	-	33
Total assets	7	47	-	54

Liabilities
Embedded derivatives(5)	-	(63)	-	(63)
Forward exchange contracts(2)	-	(16)	-	(16)
Contingent consideration(6)	-	-	(1)	(1)
Financial liabilities at fair value through earnings	-	(79)	(1)	(80)
Derivatives used for hedging(4)	-	(246)	-	(246)
Total liabilities	-	(325)	(1)	(326)

(1)	Current presentation reflects the adoption of IFRS 9, Financial Instruments, effective January 1, 2018.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(5)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(6)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the six months ended June 30, 2018.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 13: Other Non-Current Assets

	June 30,	December 31,
	2018	2017
Net defined benefit plan surpluses	18	30
Cash surrender value of life insurance policies	305	302
Equity method investments	155	167
Deferred commissions	71	8
Other non-current assets	37	98
Total other non-current assets	586	605

Note 14: Payables, Accruals and Provisions

	June 30,	December 31,
	2018	2017
Trade payables	138	307
Accruals	723	1,477
Provisions	100	166
Other current liabilities	76	136
Total payables, accruals and provisions	1,037	2,086

Note 15: Provisions and Other Non-Current Liabilities

	June 30,	December 31,
	2018	2017
Net defined benefit plan obligations	681	984
Deferred compensation and employee incentives	140	159
Provisions	63	124
Uncertain tax positions	287	337
Other non-current liabilities	33	136
Total provisions and other non-current liabilities	1,204	1,740

Note 16: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are effected under a normal course issuer bid (“NCIB”). In May 2018, the Company renewed its NCIB for an additional 12 months. Under the renewed NCIB, the Company may repurchase up to 35.5 million common shares between May 30, 2018 and May 29, 2019 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX. In the six months ended June 30, 2017, the Company privately repurchased 6.0 million common shares at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Share repurchases (millions of U.S. dollars)	359	294	359	578
Shares repurchased (number in millions)	9.1	6.7	9.1	13.5
Share repurchases—average price per share in U.S. dollars	$39.54	$43.73	$39.54	$42.70

Decisions regarding any future repurchases will depend on the timing of the closing of the proposed strategic partnership transaction and other factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. In June 2018, the Company entered into such a plan with its broker. In connection with the remaining portion of this plan, the Company recorded a $967 million liability in “Other financial liabilities” within current liabilities at June 30, 2018 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Dividends declared per common share	$0.345	$0.345	$0.69	$0.69

Dividends declared	245	249	490	500
Dividends reinvested	(6)	(8)	(15)	(17)
Dividends paid	239	241	475	483

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Non-cash employee benefit charges	40	47	76	88
Net (gains) losses on foreign exchange and derivative financial instruments	(12)	63	(17)	89
Other	(17)	41	(1)	34
	11	151	58	211

Details of “Changes in working capital and other items” are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Trade and other receivables	(30)	11	61	3
Prepaid expenses and other current assets	18	5	19	7
Other financial assets	6	9	41	37
Payables, accruals and provisions	(24)	(64)	(196)	(239)
Deferred revenue	99	81	45	44
Other financial liabilities	(11)	(9)	(46)	(45)
Income taxes	18	33	(2)	8
Other(1)	(4)	(20)	(22)	(34)
	72	46	(100)	(219)

(1)	Includes $(6) million (2017—$(7) million) and $(14) million (2017—$(15) million related to employee benefit plans for the three and six months ended June 30, 2018 and 2017, respectively.

Details of income taxes paid are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Operating activities — continuing operations	(8)	9	(43)	(19)
Operating activities — discontinued operations	(25)	(20)	(52)	(54)
Investing activities — discontinued operations	-	17	-	17
Total income taxes (paid) received	(33)	6	(95)	(56)

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related Party Transactions

As of June 30, 2018, Woodbridge beneficially owned approximately 64% of the Company’s shares.

In April 2018, the Company sold a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $16 million was recorded within “Other operating gains (losses), net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Except for the above transaction, there were no new significant related party transactions during the six months ended June 30, 2018. Refer to “Related party transactions” disclosed in note 29 of the Company’s consolidated financial statements for the year ended December 31, 2017, which are included in the Company’s 2017 annual report, for information regarding related party transactions.